UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes the free translation of information sent to the Superintendencia de Valores y Seguros de Chile on January 20, 2010.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                                                  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                                    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______

Santiago, January 20, 2010

Mr. Guillermo Larraín R.
Superintendent
Superintendent of Securities and Insurance
Avda. Lib. Bernardo O'Higgins N°1449
Santiago

Dear Mr. Superintendent:

We hereby inform you that the members of the Board of Directors of Sociedad Química y Minera de Chile S.A. (SQM or the Company), during an Ordinary Session held on January 19, 2010, were informed of the modifications that the Law N°20.382 made to article 68 of the Law N°18.045.

The members of the Board of Directors stated that the “Public Registrar of Presidents, Directors, Managers, Principal Executives, Administrators and Liquidators” (Registrar) of the Company was not modified during the year 2009 and that modifications have not been made during this year. However, the Board Members agreed to inform that said Registrar is currently made up of the following people: (i) the President of the Company and Director Mr. Julio Ponce Lerou (ii) the Board Members of the Company Wayne R. Brownlee, Hernán Büchi Buc, José María Eyzaguirre Baeza, Wolf von Appen Behrmann, Eduardo Novoa Castellón, Kendrick T. Wallace and Daniel Yarur Elsaca (iii) the Directors of the Directors’ Committee of the Company Hernán Büchi Buc, Eduardo Novoa Castellón –as an independent Director- and Daniel Yarur Elsaca (iv) the Chief Executive Officer of the Company and Principal Executive Patricio Contesse González (v) the Executive Vice President and Chief Operating Officer and Principal Executive Patricio de Solminihac Tampier and (vi) the Principal Executives of the Company Matías Astaburuaga Suárez, Juan Carlos Barrera Pacheco, Mauricio Cabello Cádiz, Pauline De Vidts Sabelle, Daniel Jiménez Schuster, Eugenio Ponce Lerou, Christian Puebla Caroca, Ricardo Ramos Rodríguez and Jaime San Martín Larenas.

We hereby inform you of the above in compliance with indications of the Superintendent set forth in article 68 of Law N°18.045 and in the Form 1956 of Superintendent of Securities and Insurance.

We remain at your disposal to clarify any additional aspects that you may deem relevant in relation to the above.

SQM Los Militares 4290 Piso 6 Las Condes, Santiago, Chile Tel: (56 2) 425 2485 Fax: (56 2) 425 2493 www.sqm.com

Sincerely,

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Patricio Contesse G.
Patricio Contesse G.
Chief Executive Officer

c.c.:	Bolsa de Comercio de Santiago Bolsa de Valores S.A.
Bolsa de Corredores Bolsa de Valores S.A.
Bolsa Electrónica de Chile Bolsa de Valores S.A.
New York Stock Exchange
Securities and Exchange Commission
The Bank of New York

SQM Los Militares 4290 Piso 6 Las Condes, Santiago, Chile Tel: (56 2) 425 2485 Fax: (56 2) 425 2493 www.sqm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos R.
Ricardo Ramos R.
Chief Financial Officer

Date: January 20, 2010